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WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

05010870

Our Ref: 22277-00002

August 24, 2005

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2005
WASH. D.C. 198

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
SEP [illegible] 2005
THOMSON
FINANCIAL

dlw 8/31

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

August 24, 2005

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

Announcement

COSL hereby announces unaudited key operational statistics of the Company for the six months ended 30 June 2005. The comparative statistics for the corresponding period of 2004 are also disclosed in this announcement.

China Oilfield Services Limited ("COSL" or the "Company") is pleased to announce unaudited key operational statistics for the 6 months ended 30 June 2005, together with the comparative statistics for the same period of 2004, as follows:

Drilling	As at 30 June 2005	As at 30 June 2004	Change *(%)*
Wells Drilled (no. of wells)	**113**	**126**	**-10%**
Exploration Wells	26	33	-21%
Development Wells	87	93	-6%
Operating Days (Day)	**2,278**	**2,300**	**-1%**
Jack-up Rigs	1,805	1,754	+3%
Semi-submersibles	473	546	-13%
Utilization Rate	**99.1%**	**100%**	
Jack-up Rigs	99.4%	100%	
Semi-submersibles	98%	100%	
Well Workover (team days)	**4,073**	**3,400**	**+20%**

Well Services	As at 30 June 2005	As at 30 June 2004	Change *(%)*
Logging (no. of jobs)	342	294	+16%
Drilling Fluids (no. of wells)	174	170	+2%
Directional Drilling (no. of jobs)	95	109	-13%
Cementing (no. of wells)	122	137	-11%
Well Completion (no. of jobs)	508	516	-2%

Marine Support and Transportation Services	As at 30 June 2005	As at 30 June 2004	Change (%)
Operating Days (Day)	**11,444**	**10,495**	**+9%**
Standby Vessels	6,518	5,408	+21%
AHTS Vessels	3,179	3,120	+2%
PSV Vessels	1,168	1,242	-6%
Utility Vessels	580	725	-20%
Vessel Utilization Rate	**98.2%**	**98.9%**	
Standby Vessels	99.1%	98.1%	
AHTS Vessels	99.2%	99.6%	
PSV Vessels	99.3%	99.7%	
Utility Vessels	83.0%	99.6%	

Geophysical Services	As at 30 June 2005	As at 30 June 2004	Change (%)
2D Seismic Data			
Data Collection (km)	20,867	19,589	+7%
Data Processing (km)	4,290	6,628	-35%
3D Seismic Data			
Data Collection (km^2)	2,231	1,381	+62%
Data Processing (km^2)	731	744	-2%

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, 26 July 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive directors are Mr. Fu Chengyu and Mr. Wang Zhongan; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.